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                        TD Waterhouse Variable Annuity
                      Fortis Benefits Insurance Company

                              File No. 33-63829

     SUPPLEMENT DATED APRIL 8, 2005 TO THE PROSPECTUS DATED MAY 3, 2004

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     SUPPLEMENT DATED APRIL 8, 2005 TO THE PROSPECTUS DATED MAY 3, 2004

    On April 8, 2005, substantially all of the assets and liabilities of The Strong Mid Cap Growth Fund II (the "Strong Mid Cap Fund"), a series of the Strong Variable Insurance Funds, Inc. were merged or transferred into the Wells Fargo Advantage Discovery Fund (the "Wells Fargo Discovery Fund"), a series of the Wells Fargo Variable Trust, in exchange for shares of the Wells Fargo Advantage Discovery Fund. The prospectus is therefore amended as follows:

    1. References to the Strong Mid Cap Fund are hereby replaced with "The Wells Fargo Advantage Discovery Fund" and references to The Strong Mid Cap Growth Fund II Sub-Account are hereby replaced with "The Wells Fargo Advantage Discovery Fund Sub-Account." The Wells Fargo Discovery Fund is a series of Wells Fargo Variable Trust.
    2. Wells Fargo Variable Trust is an open-end management company. It was established as a Delaware statutory trust. Wells Fargo Funds Management, LLC (the "Adviser") is the investment adviser to the Wells Fargo Discovery Fund.
    3. Wells Fargo Advantage Discovery Fund--Seeks long-term capital appreciation.
    4. Reference to The Strong Mid Cap Growth Fund II, as appearing in the Annual Fund Operating Expenses table, are hereby amended as follows:

                  MANAGEMENT                     OTHER         TOTAL ANNUAL FUND     REIMBURSEMENT/        NET
                    FEE(2)      12B-1 FEES     EXPENSES(3)     OPERATING EXPENSES        WAIVER         EXPENSES(4)
                 -----------    ----------     -----------     ------------------    -------------    -------------
Wells Fargo        0.75%           0.25%         0.22%              1.22%                0.07%            1.15%
Advantage
Discovery Fund(1)

(1) On May 25, 2004, Wells Fargo & Company entered into a purchase agreement with Strong Financial Corporation ("SFC") to acquire the assets of SFC and certain of its affiliates, including Strong Capital Management, Inc., the investment adviser to the Strong Family of Funds. Pursuant to the receipt of approval from the Strong Board, shareholders of the Strong Funds met and approved the reorganization of each Strong Fund into a Wells Fargo Fund on December 10 and December 22, 2004. Effective on or about April 11, 2005, the Strong Discovery Fund II and Strong Mid Cap Growth Fund II reorganized into the Wells Fargo Advantage Discovery Fund.

(2) The Fund's investment adviser has implemented a breakpoint schedule for the Fund's management fees. The management fees charged to the Fund will decline as a Fund's assets grow and will continue to be based on a percentage of the Fund's average daily net assets.

    The breakpoint schedule for the Wells Fargo Discovery Fund is as follows:
    0.75% for assets from $0 to $499 million; 0.70% for assets from $500 million to $999 million; 0.65% for assets from $1 billion to $2.99 billion; 0.625% for assets from $3 billion to $4.99 billion; and 0.60% for assets $5 billion and higher.

(3) Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the Wells Fargo Discovery Fund is based on estimates for the current fiscal year.

(4) The Adviser has committed through April 30, 2006 to waive fees and/or reimburse expenses to the extent necessary to maintain the net operating expense ratio shown, except for the Wells Fargo Discovery Fund. For the Wells Fargo Discovery Fund, the Adviser has committed through April 30, 2007 to waive fees and/ or reimburse expenses to the extent necessary to maintain the net operating expense ratios shown.

    5. Reference to The Strong Mid Cap Growth Fund II, as appearing in the Accumulation Unit Values table, are hereby amended as follows:

                                               AS OF DECEMBER 31,
 SUB-ACCOUNT                            2004     2003     2002     2001     2000   1999   1998
                                       ------   ------   ------    ------   -----  -----  -----
WELLS FARGO ADVANTAGE DISCOVERY FUND   $9.034   $6.762   $10.876   $10.00   $ --   $ --   $ --
 Accumulation Unit Value at
    beginning of period
Accumulation Unit Value
    at end of period                   $10.717  $9.034    $6.762  $10.876   $ --   $ --   $ --
Number of accumulation Units
  outstanding at end of
  period (in thousands)                     73       64       56       15     --     --     --


  THIS SUPPLEMENT SHOULD BE RETAINED WITH THE PROSPECTUS FOR FUTURE REFERENCE.

HV-5147